Exhibit 107

Calculation of Filing Fee Tables

F-1

(Form Type)

Recon Technology, Ltd

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees Previously Paid	Equity	Class A Ordinary Shares	457(o)			$20,000,000	0.0001476	$2,952.00
	Total Offering Amounts					$20,000,000	-	-
	Total Fees Previously Paid							0
	Total Fee Offsets							0
	Net Fee Due							$2,952.00

(1)    Pursuant to Rule 416 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the securities offered hereby shall be deemed to cover additional securities to be offered to prevent dilution resulting from share splits, share dividends or similar transactions.